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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                            NOCOPI TECHNOLOGIES, INC.

                                (Name of Issuer)

                          COMMON STOCK - PAR VALUE .01
                         (Title of Class of Securities)

                                    655212207
                                 (CUSIP Number)

       c/o Dr. Michael Feinstein, 537 Apple St., W. Conshohocken, PA 19428
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 2004
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  655212207


________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

        David  Marcus
        Maury  B.  Reiter
        Enid  R.  Rudney
        Michael  B.  Solomon
        Kay  Weinstock
________________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY



________________________________________________________________________________
4    SOURCE  OF  FUNDS*

        David  Marcus  -  PF
        Maury  B.  Reiter  -  PF
        Enid  R.  Rudney  -  PF
        Michael  B.  Solomon  -  PF
        Kay  Weinstock  -  PF
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

        All  citizens  of  United  States  of  America

________________________________________________________________________________
               7    SOLE  VOTING  POWER

                        Marcus  -  300,000  shares;
  NUMBER  OF            Reiter  -0- shares
                        Rudney  -0- shares
                        Solomon  - 222,000 shares
   SHARES               Weinstock  -0-  shares*
              _________________________________________________________________
               8    SHARED  VOTING  POWER
BENEFICIALLY
                        3,333,333  shares*
  OWNED  BY
               _________________________________________________________________
    EACH       9    SOLE  DISPOSITIVE  POWER

  REPORTING             Marcus  -  300,000  shares;
                        Reiter  -0- shares;
   PERSON               Rudney  -0- shares;
                        Solomon  - 222,000 shares;
                        Weinstock  -0-  shares*
    WITH       _________________________________________________________________
               10   SHARED  DISPOSITIVE  POWER

                    3,333,333  shares

________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

                Marcus    -  3,633,333  shares;
                Reiter    -  3,333,333  shares;
                Rudney    -  3,333,333  shares;
                Solomon   -  3,555,333  shares;
                Weinstock -  3,333,333  shares*

________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        Entrevest  I  Associates,  a  Pennsylvania  general  partnership
[X]     which comprises the individual reporting persons,
        has  warrants  to  acquire  additional  shares  in
        the  Issuer  representing  up to 51% of the total issued and outstanding shares  of  Issuer.*
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

        8.39%*

________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*

       IN

________________________________________________________________________________
         *This is a joint filing by Marcus, Reiter, Rudney, Solomon and Weinstock who share voting and investment control over all 3,333,333 shares owned by Entrevest I Associates, a Pennsylvania general partnership (the
"Partnership"). The interest of each of Reiter, Rudney and Weinstock in the securities described in this Schedule is limited to the extent of their respective pecuniary interest in the Partnership. The interest of each of Marcus and Solomon in the securities described in this Schedule is limited to the extent of their respective pecuniary interest in the Partnership, and an additional 300,000 shares individually owned by Marcus and an additional 222,000 shares individually owned by Solomon.

CUSIP  Number:  655212207


Item 1: Common Stock, par value .01 per share of Nocopi Technologies, Inc., 537 Apple Street, West Conshohocken, PA 19428.

Item 2: This statement is filed by Marcus, Reiter, Rudney, Solomon and Weinstock, all of whom are partners of Entrevest I Associates, a Pennsylvania general partnership, c/o 350 Sentry Parkway, Bldg. 640, P. O. Box 3037, Blue Bell, PA 19422.

       (1)      (a)     David  Marcus

                (b)     104  Woodside  Road,  Haverford,  PA  19041

                (c)

                (d)     No  convictions

                (e)     No  proceedings

                (f)     USA

        (2)     (a)     Maury  B.  Reiter

                (b)     303  Pheasant  Hill  Drive  Bryn  Mawr,  PA  19010

                (c) Attorney for Kaplin Stewart Meloff Reiter & Stein, P.C. 350 Sentry Parkway, Bldg. 640
                        P.  O.  Box  3037
                        Blue  Bell,  PA  19422

                (d)     None

                (e)     None

                (f)     USA

(3)     (a)     Enid  R.  Rudney

        (b)     222  Pineridge  Road,  Havertown,  PA  19083

        (c)

        (d)     None

        (e)     None

        (f)     USA

(4)     (a)     Michael  Solomon

        (b)     309  Pheasant  Hill  Drive  Bryn  Mawr,  PA  19010

        (c) Certified Public Accountant for Rudney, Solomon, Cohen & Felzer, P.C. Rosemont, PA

        (d)     None

        (e)     None

        (f)     USA

(5)     (a)     Kay  Weinstock

        (b)     201,  Landover  Road,  Bryn  Mawr,  PA  19010

        (c)

        (d)     None

        (e)     None

        (f)     USA




Item  3:
All reporting persons utilized personal funds for the purpose of acquiring the securities.

Item  4:
Investment. In addition, the Partnership has certain warrants to acquire additional shares of stock of the Issuer representing up to 51% of the issued and outstanding shares of the Issuer. There are no plans or proposals for any other transactions as described in Item 4, Schedule D.

Item  5:
Based upon the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2003, as of November 1, 2003, there were 45,972,241 shares of Common Stock issued and outstanding. As of the close of business on January 15, 2004, the Reporting Persons beneficially own an aggregate of 3,855,333 shares of Common Stock. This constitutes an aggregate of approximately 8.39% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons have shared power to vote and dispose of 3,333,333 of such shares.

In the past sixty days, Solomon sold 100,000 shares on December 15, 2003 at a price of $0.1127; 160,000 shares on December 16, 2003 at a price of $0.105 and 18,000 shares on December 18, 2003 at a price of $0.125.

Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in this Schedule. See also section 12 the footnote after section 14 above.

Item  6:
The only arrangement known is the Partnership Agreement of Entrevest I Associates, to which all of the individual reporting persons are parties.

Item  7.  Material  to  be  filed  as  exhibits:

99.1 Joint Filing Agreement dated as of January 16, 2004, by and among David Marcus, Maury B. Reiter, Enid R. Rudney, Michael B. Solomon and Kay Weinstock.


                                   SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                January 16, 2004


/s/  David  Marcus
----------------------------
David  Marcus


/s/  Maury  B.  Reiter
----------------------------
Maury  B.  Reiter


/s/  Enid  R.  Rudney
----------------------------
Enid  R.  Rudney


/s/  Michael  B.  Solomon
----------------------------
Michael  B.  Solomon


/s/  Kay  Weinstock
----------------------------
Kay  Weinstock




      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).








                                  EXHIBIT INDEX


99.1 Joint Filing Agreement dated as of January 16, 2004 by and among David Marcus, Maury B. Reiter, Enid R. Rudney, Michael B. Solomon and Kay Weinstock.

                                                                  Exhibit  99.1

                             JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D filing herewith relating to securities of NOCOPI Technologies, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  January  16,  2004
       --------------------


/s/  David  Marcus
--------------------------
David  Marcus


/s/  Maury  B.  Reiter
--------------------------
Maury  B.  Reiter


/s/  Enid  R.  Rudney
--------------------------
Enid  R.  Rudney


/s/  Michael  B.  Solomon
--------------------------
Michael  B.  Solomon


/s/  Kay  Weinstock
--------------------------
Kay  Weinstock








                                  END OF FILING